Schedule 13G                                                        Page 1 of 11

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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                                GoTo.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   38348T107
                        ------------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G                                                        Page 2 of 11


  CUSIP No. 38348T107
            ---------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1.   I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY).


      idealab! Capital Management I, L.L.C.
      95-4677542
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2.                                                             (a) [_]
                                                                (b) [X]

      Not Applicable
------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          2,933,684
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          2,933,684
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      2,933,684
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10.   (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.

      5.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12.
      IV
------------------------------------------------------------------------------

Schedule 13G                                                        Page 3 of 11


  CUSIP No. 38348T107
            ---------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1.   I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY).


      idealab! Capital Partners I-A, L.P.

      95-4677544
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2.                                                             (a) [_]
                                                                (b) [X]

      Not Applicable
------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          2,623,134
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          2,623,134
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      2,623,134
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10.   (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.

      5.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12.
      IV
------------------------------------------------------------------------------

Schedule 13G                                                        Page 4 of 11


  CUSIP No. 38348T107
            ---------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1.   I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY).


      idealab! Capital Partners I-B, L.P.

      95-4679492
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2.                                                             (a) [_]
                                                                (b) [X]

      Not Applicable
------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          310,550
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          310,550
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      310,550
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10.   (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.

      0.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12.
      IV
------------------------------------------------------------------------------

Schedule 13G                                                        Page 5 of 11


  CUSIP No. 38348T107
            ---------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1.   I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY).


      William S. Elkus
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2.                                                             (a) [_]
                                                                (b) [X]

      Not Applicable
------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             2,933,684
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          2,933,684
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      2,933,684
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10.   (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.

      5.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12.
      IN
------------------------------------------------------------------------------

Schedule 13G                                                        Page 6 of 11

                         INSTRUCTIONS FOR SCHEDULE 13G

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons --Furnish the full legal name of each person for whom the report is filed--i.e., each person required to sign the schedule itself--including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH
          SCHEDULE 13G" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)       The third row is for SEC internal use; please leave blank.

(4) Citizenship or Place of Organization--Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9),  Aggregate Amount Beneficially Owned by Each Reporting Person, Etc.--
   (11) Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10)      Check if the aggregate amount reported as beneficially owned in row
          (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(12) Type of Reporting Person--Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:


                              Category                                    Symbol
          Broker Dealer                                                     BD
          Bank                                                              BK
          Insurance Company                                                 IC
          Investment Company                                                IV
          Investment Adviser                                                IA
          Employee Benefit Plan, Pension Fund, or Endowment Fund            EP
          Parent Holding Company/Control Person                             HC
          Savings Association                                               SA
          Church Plan                                                       CP
          Corporation                                                       CO
          Partnership                                                       PN
          Individual                                                        IN
          Other                                                             OO

Notes: Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

     Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part

Schedule 13G                                                        Page 7 of 11

     of the schedule and accordingly being considered as "filed" for purposes of
     Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

     Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

             SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

                             GENERAL INSTRUCTIONS

A. Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Schedule 13G                                                        Page 8 of 11

Item 1.

     (a)  Name of Issuer

          GoTo.com, Inc.

     (b)  Address of Issuer's Principal Executive Offices:

          74 North Pasadena Avenue, 3rd Floor
          Pasadena, California 91103

Item 2.

     (a)  Name of Person Filing

          idealab! Capital Management I, L.L.C.
          idealab! Capital Partners I-A, L.P.
          idealab! Capital Partners I-B, L.P.
          William S. Elkus

     (b)  Address of Principal Business Office or, if none, Residence

          c/o idealab! Capital Management I, L.L.C.
          130 West Union Street
          Pasadena, CA 91103

     (c)  Citizenship

          idealab! Capital Management I, L.L.C. ("ICM") is a Delaware limited liability company
          idealab! Capital Partners I-A, L.P. ("ICP I-A") is a Delaware limited partnership
          idealab! Capital Partners I-B, L.P. ("ICP I-B") is a Delaware limited partnership
          The individual listed in Item 2(a) is a U.S. Citizen

     (d)  Title of Class of Securities

          Common Stock, par value $0.0001 per share

     (e)  CUSIP Number

          38348T 10 7


Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          Not Applicable


Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          The information regarding ownership as set forth in Items 5-9 of pages 2-7 hereof is hereby incorporated by references.

          All percentages in each Item 9 incorporated herein by reference are based on the 52,241,386 shares of Common Stock of the issuer outstanding as of September 30, 2000, as reported in the issuer's Quarterly Report on Form 10-Q for the issuer's quarter ended September 30, 2000.

          Each of ICP I-A and ICP I-B (together, the "ICP Funds") is the holder of record of the securities set forth on the cover page for such entity, and has sole voting and investment power with respect to such

Schedule 13G                                                        Page 9 of 11

securities. ICM, as the sole General Partner of the each Fund, may also be deemed to have sole voting and investment power with respect to such securities. ICM disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

          Under the operating agreement of ICM, Mr. Elkus must act by unanimous consent with respect to causing the ICP Funds to dispose of portfolio securities and directing the voting of such securities. As a result, he may be deemed to have shared dispositive power and voting power with respect to the securities held by ICM, ICP I-A and ICP I-B. Mr.Elkus disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interests therein.

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: March 15, 2001

                                        /s/ William S. Elkus
                                        ________________________________________
                                        William S. Elkus

Schedule 13G                                                       Page 10 of 11

                                       idealab! Capital Management I, L.L.C.

                                       By: /s/ William S. Elkus
                                          ______________________________________
                                          Managing Member

                                       idealab! Capital Partners I-A, L.P.
                                       idealab! Capital Partners I-B, L.P.

                                       By: idealab! Capital Management I, L.L.C.

                                       By: /s/ William S. Elkus
                                          ______________________________________
                                          Managing Member

                                   EXHIBIT A
                                   ---------

                  AGREEMENT FOR JOINT FILING OF SCHEDULE 13G

     The UNDERSIGNED PERSONS AND ENTITIES HEREBY agree to file with the Securities and Exchange Commission a joint Schedule 13G (and any amendments thereto) on behalf of each of the undersigned with respect to their ownership of shares of Common Stock, par value $0.0001 per share, of GoTo.com, Inc. pursuant to Rule 13d-1 promulgated under the Securities Exchange Act of 1934

Date: March 15, 2001

                                       /s/ William S. Elkus
                                       _________________________________________
                                       William S. Elkus

                                       idealab! Capital Management I, L.L.C.

                                       By: /s/ William S. Elkus
                                          ______________________________________
                                          Managing Member

                                       idealab! Capital Partners I-A, L.P.
                                       idealab! Capital Partners I-B, L.P.

                                       By: idealab! Capital Management I, L.L.C.

                                       By: /s/ William S. Elkus
                                          ______________________________________
                                          Managing Member




The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Schedule 13G                                                       Page 11 of 11

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)